April 25, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeanne Bennett, Vanessa Robertson, Jason Drory, and Laura Crotty

Re:	Curative Biotechnology, Inc.

Registration Statement on Form S-1

Filed April 15, 2022

File No. 333-264339

Ladies and Gentlemen:

On behalf of Curative Biotechnology, Inc. (“Curative” or “Company”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 21, 2022 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Curative has also revised the Registration Statement in an Amendment No. 1 (the “Amendment”) as set forth below in response to the Comment Letter and is filing the Amendment with the Commission concurrently with the submission of this letter.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Curative’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Registration Statement on Form S-1 filed April 15, 2022

Prospectus Summary

Statement of Operations, page F-5 page 1

1.	We note that you revised the Statement of Operations for the year ended December 31, 2020 to include the impairment of long-lived assets of $32,136 and to revise the net loss amount back to $4,670,255. Accordingly, please revise the net loss amounts disclosed in the Risk Factors section on pages 7 and 8 from $4,638,119 to $4,670,255.

Response: Curative has added updated the Risk Factors on pages 7 and 8 as requested.

General

2.	Please identify the lender(s) under the secured convertible promissory note dated March 4, 2022 in your disclosure, where discussed.

Response: Curative has updated its disclosure throughout the Amendment as requested.

* * *

April 25, 2022

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (818) 597-7552.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Raul Silvestre
Raul Silvestre
Silvestre Law Group, P.C.